1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
ALLISON M FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

July 30, 2015

Asen Parachkevov

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re: Goldman Sachs ETF Trust (the “Registrant”), SEC File Nos. 333-200933 and 811-23013

Dear Mr. Parachkevov:

We are writing in response to comments provided telephonically on May 29, 2015 and July 24, 2015 with respect to your review of Pre-Effective Amendment No. 1 (the “Amendment”) to the Registrant’s registration statement (the “Registration Statement”) filed on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”) on May 4, 2015. The Amendment was filed on behalf of Goldman Sachs ActiveBeta® Emerging Markets Equity ETF, Goldman Sachs ActiveBeta® Europe Equity ETF, Goldman Sachs ActiveBeta® International Equity ETF, Goldman Sachs ActiveBeta® Japan Equity ETF, Goldman Sachs ActiveBeta® U.S. Large Cap Equity ETF, Goldman Sachs ActiveBeta® U.S. Small Cap Equity ETF (the “ActiveBeta® Funds”), and Goldman Sachs Equity Long Short Hedge Tracker ETF, Goldman Sachs Event Driven Hedge Tracker ETF, Goldman Sachs Macro Hedge Tracker ETF, Goldman Sachs Multi-Strategy Hedge Tracker ETF, and Goldman Sachs Relative Value Hedge Tracker ETF (the “Hedge Tracker Funds”, and collectively with the ActiveBeta® Funds, the “Funds”). The Funds have considered your comments and have authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Funds, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested. As we discussed on July 24, 2015, the Registrant will not be proceeding with registration of the Hedge Tracker Funds at this time. Accordingly, this letter contains responses only with respect to the ActiveBeta® Funds.

PROSPECTUS

Comment 1. The Prospectus indicates that the Index Provider “constructs the Index in accordance with a rules-based methodology….” Please provide an additional description of this rules-based process.

Response 1. Please see attached courtesy redline of the index methodology disclosure indicating disclosure changes in response to this comment. For your reference, we have also included a clean version of the index methodology disclosure.

Comment 2. Please further revise the index methodology disclosure for ease of readability and consistency with plain English principles.

Response 2. Please see attached courtesy redline indicating disclosure changes in response to this comment.

Comment 3. In the prior response letter, the ActiveBeta® Funds whose names contain terms that implicate the provisions of Rule 35d-1 under the 1940 Act supplementally confirmed that each Fund’s respective underlying Index is composed entirely of securities that are consistent with the types of investments suggested by the Fund’s name. Please confirm supplementally that this is not a circular statement (i.e., confirm that, for instance, the underlying Index for the Goldman Sachs ActiveBeta® Emerging Markets Equity ETF consists solely of emerging markets equity securities, rather than of securities included in the Index).

Response 3. The Funds hereby confirm that the respective underlying Index for each ActiveBeta® Fund whose name contains terms that implicate Rule 35d-1 consists solely of securities suggested by the Fund’s name (e.g., the underlying Index for the Goldman Sachs ActiveBeta® Emerging Markets Equity ETF consists solely of emerging markets equity securities).

Comment 4. With respect to the Goldman Sachs ActiveBeta® U.S. Large Cap Equity ETF and Goldman Sachs ActiveBeta® U.S. Small Cap Equity ETF, please disclose Solactive AG’s criteria for determining that constituent securities are issued by U.S. issuers.

Response 4. The Registrant will revise the disclosure accordingly in the next pre-effective amendment to the Registrant’s registration statement on Form N-1A.

Comment 5. With respect to the ActiveBeta® Funds, in the “Principal Investment Strategies” section, please clarify and explain the types of techniques suggested by the following language: “There may also be instances in which the Investment Adviser may… utilize various combinations of other available investment techniques.”

Response 5. The Funds respectfully submit that the current disclosure is complete. The Funds note that the investment techniques referenced in the quoted disclosure will be used by the Investment Adviser to meet the Funds’ investment objective of seeking to provide investment results that closely correspond to the performance of its respective Index, and the Funds confirm that no such investment technique, or combination thereof, will rise to the level of a principal investment strategy.

Comment 6. Please add disclosure to “Cash Transactions Risk” in the summary section for the Goldman Sachs ActiveBeta® Emerging Markets Equity ETF to explain why investment in an exchange-traded fund (“ETF”) that creates/redeems partially or principally in cash is less tax efficient than an investment in a conventional ETF.

Response 6. The Registrant will revise the disclosure accordingly in the next pre-effective amendment to the Registrant’s registration statement on Form N-1A.

Comment 7. In the “Service Providers—Fund Managers” section, please define “QIS” and provide more background regarding this portfolio management team.

Response 7. The Registrant will revise the disclosure accordingly in the next pre-effective amendment to the Registrant’s registration statement on Form N-1A.

Comment 8. Please consider the number of Authorized Participants that effect creations and redemptions for the non-U.S. Funds. If applicable, please incorporate risk disclosure regarding the fact that only a small number of Authorized Participants are expected to transact directly with such Funds.

Response 8. The Funds respectfully submit that the current disclosure is accurate and sufficient. The Trust has executed or is close to executing a total of nine Authorized Participant Agreements. Substantially all of these Authorized Participants are expected to transact in the non-U.S. Funds.

Comment 9. In the beginning of the “Principal Investment Strategies” section, please include additional description of the ActiveBeta® index construction process and clarify what is meant by “active equity returns”. Please move the following disclosure towards the beginning of the “Principal Investment Strategies” section: “Given the Fund’s investment objective of attempting to track its Index, the Fund does not follow traditional methods of active investment management, which may involve buying and selling securities based upon analysis of economic and market factors.”

Response 9. Please see attached courtesy redline indicating disclosure changes in response to this comment.

Comment 10. In the “Principal Investment Strategies” section, please provide a further description of the individual steps used by the Index Provider in constructing the Index. Please identify the applicable reference index, explain the process by which securities are ranked by factor and describe the calculation metrics. Please briefly describe the overweight and underweight process and provide additional disclosure regarding the long only constraint.

Response 10. Please see attached courtesy redline indicating disclosure changes in response to this comment.

Comment 11. Please disclose in the “Principal Investment Strategies” section that the ActiveBeta® index construction process includes a turnover minimization technique designed to minimize portfolio turnover.

Response 11. Please see attached courtesy redline indicating disclosure changes in response to this comment.

STATEMENT OF ADDITIONAL INFORMATION

Comment 12. In the “Index Construction and Methodology” section, please clearly identify and describe each step in the index construction process.

Response 12. Please see attached courtesy redline indicating disclosure changes in response to this comment.

Comment 13. The “Index Construction and Methodology” section refers to the “long only constraint.” Please provide additional explanation of this limitation.

Response 13. Please see attached courtesy redline indicating disclosure changes in response to this comment.

Comment 14. Please consider using the term “Valuation Method” in place of “Signal Definitions.”

Response 14. Please see attached courtesy redline indicating disclosure changes in response to this comment.

Comment 15. The “Index Construction and Methodology” section contains the following disclosure: “This methodology is designed to provide an informationally efficient capture of common factor returns…” Please explain what is meant by the phrase “informationally efficient” and describe how the construction process contributes to this result.

Response 15. Please see attached courtesy redline indicating disclosure changes in response to this comment.

Comment 16. Please provide disclosure to explain how “Maximum Constituent Underweight” is incorporated in the index construction process.

Response 16. Please see attached courtesy redline indicating disclosure changes in response to this comment.

Comment 17. Please use plain English to describe the following language in the “Index Construction and Methodology” section: “industry neutrality,” “contiguous ordinal ranking,” “offsetting pair trades,” and “allowing constituent weights to float.”

Response 17. Please see attached courtesy redline indicating disclosure changes in response to this comment.

Comment 18. Please include a separate subheading for the description of the reconstitution process.

Response 18. Please see attached courtesy redline indicating disclosure changes in response to this comment.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 212-698-3526. Thank you.

Sincerely,

/s/ Allison M. Fumai

Allison M. Fumai